UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

SCHEDULE 13D/A

 Under the Securities Exchange Act of 1934

 (Amendment No. 3) *

Moscow CableCom Corp.
(Name of Issuer)

Common Stock, par value $.01
(Title of Class of Securities)

61945R 100
(CUSIP Number)

Christopher F. Schultz, Esq. Porzio, Bromberg & Newman P.C. 156 W. 56th Street New York, New York, 10019 Telephone (212) 265-6888
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 21, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 230.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(1)        Name of Reporting Person.

              I.R.S. Identification No. of above persons (entities only).

Oliver R. Grace, Jr.

(2)        Check the Appropriate Box if a Member of a Group (See Instructions)

             (a)        [  ]

             (b)        [_]

(3)        SEC Use Only

(4)        Source of Funds (See Instructions): N/A

(5)        Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)     [  ]

(6)        Citizenship or Place of Organization:

United States of America

(7)       Sole Voting Power:

149,229

Number of Shares

(8)       Shared Voting Power:              34,285

Beneficially Owned

By Each Reporting

(9)       Sole Dispositive Power:

308,644

Person With

(10)     Shared Dispositive Power:      12,250

(11)      Aggregate Amount Beneficially Owned by Reporting Person:

1,190,548

(12)      Check if the Aggregate Amount in Row (11) Excludes

              Certain Shares (See Instructions):    [  ]

(13)      Percent of Class Represented by Amount in Row (11): 8.6%(1)

(14)      Type of Reporting Person (See Instructions):

IN

____________________

(1)  The percentage is based upon the following outstanding shares of Common Stock of the Issuer as of September 21, 2006:  (i) 13,752,738 shares of Common Stock; (ii) warrants to acquire 40,000 shares of Common Stock beneficially owned by Mr. Grace, which are exercisable within 60 days; and (iii) other securities of the Issuer convertible into 52,512 shares of Common Stock beneficially owned by Mr. Grace, which are convertible within 60 days.

Page 2 of 6 Pages

This Amendment No. 3 to Schedule 13D ("Amendment No. 3") amends the Schedule 13D filed by Oliver R. Grace, Jr. on March 4, 2004 (the “Schedule 13D”), as amended on October 14, 2004 (“Amendment No. 1"), and on June 7, 2006 (“Amendment No. 2”).  This Amendment No. 3 is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the reporting person.  It shall refer only to information that has materially changed since the filing of Amendment No. 2.

Item 1.

Security and Issuer.

This Amendment relates to the common stock, par value $.01 per share (the "Common Stock") of Moscow CableCom Corp., a Delaware corporation formerly known as Andersen Group, Inc. (the "Issuer"), whose principal executive offices are located at 590 Madison Avenue, 38 th  Floor, New York, NY 10022.

Item 2.

Identity and Background.

This Statement is being filed by Oliver R. Grace, Jr.

(a)

Oliver R. Grace, Jr.

(b)

Business Address: c/o Eden Tree Farm Partnership, 55 Brookville Road, Glen Head, NY 11545.

(c)

Present Principal Occupation: General Partner of The Anglo American Security Fund L.P.

(d)

During the past five years, Mr. Grace has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, Mr. Grace has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which Mr. Grace was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Citizen of the United States of America.

Item 3.

Source and Amount of Funds or Other Consideration.

N/A.

Item 4.

Purpose of Transaction.

Mr. Grace acquired the securities reported in Item 5 for investment purposes.  Mr. Grace does not have any present plans or proposals which relate to or would result in any of the following:  (i) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's board of directors; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the business or corporate structure of the Issuer; (vii) any change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

Item 5.

Interest in Securities of the Issuer.

(a)

Aggregate number and percentage of Common Stock beneficially owned as of the date hereof:

Page 3 of 6 Pages

Mr. Grace beneficially owns in the aggregate 1,190,548 shares of Common Stock, or approximately 8.6% of the outstanding shares of Common Stock.  For purposes of determining the outstanding shares of Common Stock as of September 21, 2006, the following shares have been included:

(1)  13,752,738 shares of Common Stock outstanding as of September 21, 2006; and

(2)

92,512 shares of Common Stock that are deemed beneficially owned by Mr. Grace within the meaning of Rule 13d-3(d)(1) of the Exchange Act.

(b)

Mr. Grace has the sole and shared voting power and sole and shared dispositive power over:

Sole Power to Vote or Direct the Vote(1)(2)(3)(4)(5)	Shared Power to Vote or Direct the Vote(3)(5)(6)	Sole Power to Dispose or Direct the Disposition(1)(7)(9)	Shared Power to Dispose or Direct the Disposition (7)(8)
149,229	34,285	308,644	12,250

(1)  Includes 35,450 shares of Common Stock that are deemed beneficially owned within the meaning of Rule 13d-3(d)(1) of the Exchange Act because such shares may be acquired within sixty days of the date of this filing through the conversion of other securities of the Issuer.

(2)  Excludes 40,000 shares of Common Stock, which are deemed beneficially owned within the meaning of Rule 13d-3(d)(1) of the Exchange Act because such shares may be acquired within sixty days of the date of this filing through the exercise of a warrant, because Butterfield Trust has the sole power to vote or direct the vote.

(3)  Excludes 477,126 shares of Common Stock that are subject to the Irrevocable Proxy Arrangements described in Item 6 below.

(4)  Excludes 34,285 shares of Common Stock that are not subject to the Irrevocable Proxy Arrangements described in Item 6 below, with respect to which Mr. Grace shares the power to vote or direct the vote.

(5)  Excludes 489,908 shares of Common Stock that are not subject to the Irrevocable Proxy Arrangements described in Item 6 below, but where Butterfield Trust has the sole power to vote or direct the vote.

(6)  Excludes 146,729 shares of Common Stock that are not subject to the Irrevocable Proxy Arrangements described in Item 6 below, but where Mr. Grace has the sole power to vote or direct the vote.

(7)  Excludes 869,654 shares of Common Stock in which Mr. Grace has no power to dispose of or direct the disposition.

(8)  Excludes 306,144 shares of Common Stock in which Mr. Grace has the sole power to dispose or direct the disposition.

(9)  Excludes 12,250 shares of Common Stock in which Mr. Grace has the shared power to dispose or direct the disposition.

(c)

Transactions effected during the past sixty days:

On September 29, 2006, 1,250 shares of Common Stock were issued to Mr. Grace as compensation for his service as a director of the Issuer.

(d)

No person other than Mr. Grace is known to have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer included in Item 5(a) above.

(e)

Date on which Mr. Grace ceased to be the beneficial owners of more than 5% of the Common Stock of the Issuer:

N/A

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Page 4 of 6 Pages

See Amendment No. 2.

Item 7.

Material to be Filed as Exhibits.

N/A

Page 5 of 6 Pages

SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 12, 2006

/s/ Oliver R. Grace

Oliver R. Grace, Jr.

Page 6 of 6 Pages